================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)
                             -----------------------

                          KONOVER PROPERTY TRUST, INC.
                   (formerly known as FAC Realty Trust, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   301953 10 5
                                 (CUSIP Number)

                          MARJORIE L. REIFENBERG, ESQ.
                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10020
                                 (212) 632-6000

                                 WITH A COPY TO:

                              TOBY S. MYERSON, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                             -----------------------

                                  June 23, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prometheus Southeast Retail Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  00 (real estate investment trust)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prometheus Southeast Retail L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LFSRI II SPV REIT Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LF Strategic Realty Investors II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LFSRI II Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LFSRI II-CADIM Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lazard Freres Real Estate Investors L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO (limited liability company)
--------------------------------------------------------------------------------

                  This Amendment No. 9, dated June 23, 2002, is filed by Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Trust"), Prometheus Southeast Retail LLC, a Delaware limited liability Company ("Prometheus"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard," and together with Trust, Prometheus, SPV, CADIM, Alternative, LFSRI II and LFREI, the "Reporting Persons").

                  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated March 6, 1998, as amended, filed by Prometheus and LFSRI II (as amended, the "Existing Schedule 13D"). This Amendment hereby amends and supplements the Existing Schedule 13D as follows:

ITEM 1.           SECURITY AND ISSUER.

                  No change.

ITEM 2.           IDENTITY AND BACKGROUND.

                  No change.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  Source of funding for the Merger (as defined in Item 4 below) is described in Item 4 below.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following information:

                  On June 23, 2002, PSCO Acquisition Corp., a Maryland corporation ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated as of June 23, 2002 (the "Merger Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Merger Sub is a newly formed corporation, the stockholders of which are the Trust and Kimkon Inc., a Delaware corporation ("KI"). KI is a newly formed indirect wholly-owned subsidiary of Kimco Realty Corporation, a Maryland corporation ("Kimco"). Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Merger Sub will merge (the "Merger") with and into the Company, with the Company as the surviving entity (the "Surviving Corporation"). In the Merger, holders of the Company's common stock will receive $2.10 per share ("Cash Price") in cash in exchange for their shares of common stock in the Company; PROVIDED, that, only 4,436,709 shares of the Company's common stock held by the Trust will be converted into the right to receive the Cash Price, with the remainder of the common stock held by the Trust to be contributed to Merger Sub immediately prior to the Merger (in exchange for an additional ownership interest in Merger Sub) and then canceled in the Merger. The holders of the Company's Series A Convertible Preferred Stock will be entitled to elect to receive either (x) a newly created preferred security designated "Series A Convertible Preferred Stock" representing a continuing interest in the Surviving Corporation following the Merger or (y) 105% of the Cash Price multiplied by the number of shares of common stock issuable upon conversion of such holder's shares of Series A Convertible Preferred Stock. The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, and other terms and conditions of the newly created Series A Convertible Preferred Stock issuable in the Merger are set forth in the form of charter of the Surviving Corporation of the Merger (the "Form of Charter"), a copy of which is attached as an exhibit hereto and incorporated herein by reference.

                  In connection with the Merger Agreement, on June 23, 2002, Merger Sub, the Trust, LFSRI II, Alternative, CADIM, KI, and Kimco, entered into a Co-Investment Agreement, dated as of June 23, 2002 (the "Co-Investment Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Pursuant to the Co-Investment Agreement, on the terms and subject to the conditions set forth therein, (x) the Trust has agreed to contribute to Merger Sub immediately prior to the consummation of the Merger (i) 16,615,922 of the shares of the Company's common stock held by the Trust (the "Contributed Shares") and (ii) all of the Trust's rights and obligations under the Contingent Value Right Agreement, dated as of February 24, 1998, by and between the Company and the Trust (as assignee of Prometheus), and (y) Kimco has agreed to contribute to Merger Sub immediately prior to the consummation of the Merger cash in the amount of $ 35,554,438.50 (subject to adjustment). The Company is a third-party beneficiary of certain obligations, representations and warranties of the Trust, LFSRI II, Alternative, CADIM, KI and Kimco under the Co-Investment Agreement.

                  KI's cash contribution to Merger Sub, together with other funds of the Company and its subsidiaries, will be used to pay the aggregate consideration payable in connection with the Merger to holders of the Company's common stock (other than Merger Sub as more fully described in Item 6 below) and those holders of the Company Series A Convertible Preferred Stock that elect to receive the cash consideration in the Merger.

                  In connection with the Merger, the directors and officers of the Company will change, and upon consummation of the Merger, representatives of the Trust and Kimco will serve as directors and officers of the Surviving Corporation. Upon consummation of the Merger, the charter of the Company will be amended to be substantially identical to the Form of Charter (a copy of which is attached as an exhibit hereto and incorporated herein by reference), and the bylaws of the Company will be amended to be substantially identical to the bylaws of Merger Sub in effect immediately prior to the effective time of the Merger.

                  As soon as practicable after completion of the Merger, the Trust and Kimco will seek to cause the Surviving Corporation to delist its common stock from the New York Stock Exchange, and terminate registration of its stock under the Securities Exchange Act of 1934, as amended.

                  The information set forth in response to this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, the Form of Charter and the Co-Investment Agreement, which are each filed as exhibits hereto and incorporated herein by reference.

                  Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  No change.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following:

                  As described in Item 4 above, pursuant to the Co-Investment Agreement, on the terms and subject to the conditions set forth therein, the Trust agreed to contribute to Merger Sub immediately prior to the consummation of the Merger (i) the Contributed Shares and (ii) all of the Trust's rights and obligations under the CVR Agreement. Pursuant to the Merger Agreement, the shares of the Company's common stock that will be owned by Merger Sub immediately prior to the consummation of the Merger will be canceled in the Merger.

                  In connection with the Merger Agreement, on June 23, 2002, the Trust, KI and the Company entered into a Voting Agreement, dated as of June 23, 2002 (the "Voting Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Pursuant to the Voting Agreement, on the terms and subject to the conditions set forth therein, the Trust agreed that at any meeting of stockholders of the Company, or in connection with any vote or consent of the stockholders of the Company, the purpose of which is to approve the Merger, the Trust will vote all of the shares of the Company's common stock beneficially owned by it in favor of the approval and adoption of the Merger and against any action or agreement that would compete with, impede or interfere with the adoption of the Merger Agreement and the timely consummation of the Merger. The Voting Agreement terminates upon the earlier of (a) the day on which the Merger Agreement is terminated in accordance with its terms, and (b) the effective time of the Merger.

                  In addition, at the request of the Special Committee, in connection with the Merger Agreement, on June 23, 2002, the Trust and the Company entered into a Supplemental Voting and Tender Agreement, dated as of June 23, 2002 (the "Supplemental Voting and Tender Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Pursuant to the Supplemental Voting and Tender Agreement, on the terms and subject to the conditions set forth therein, the Trust agreed that, at any meeting of stockholders of the Company, or in connection with any vote or consent of the stockholders of the Company, the purpose of which is to approve a

Superior Transaction (as defined in the Supplemental Voting and Tender Agreement), the Trust will vote all of the shares of the Company's common stock beneficially owned by it in favor of the approval and adoption of the Superior Transaction, and if the Superior Transaction consists of a tender offer, the Trust will tender its shares in connection with such tender offer

                  The information set forth in response to this Item 6 is qualified in its entirety by reference to the full text of the Co-Investment Agreement, the Voting Agreement and the Supplemental Voting and Tender Agreement, which are each filed as exhibits hereto and incorporated by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement and Plan of Merger, dated as of June 23, 2002, by and between PSCO Acquisition Corp., and Konover Property Trust, Inc.

     2.  Form of Charter of the Surviving Corporation.

     3. Co-Investment Agreement, dated as of June 23, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., and LFSRI II-CADIM Alternative Partnership L.P.

     4. Voting Agreement, dated as of June 23, 2002, by and among Prometheus Southeast Retail Trust, Konover Property Trust, Inc., and Kimkon Inc.

     5. Supplemental Voting and Tender Agreement, dated as of June 23, 2002, by and among Prometheus Southeast Retail Trust and Konover Property Trust, Inc.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 23, 2002


                                   PROMETHEUS SOUTHEAST RETAIL TRUST


                                    By: /s/ John A.Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Vice President and Chief
                                                Financial Officer


                                   PROMETHEUS SOUTHEAST RETAIL L.L.C.


                                   By:  LFSRI II SPV REIT Corp.
                                        as managing member


                                    By: /s/ John A.Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Vice President and Chief
                                                Financial Officer


                                   LFSRI II SPV REIT CORP.


                                    By: /s/ John A.Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Vice President and Chief
                                                Financial Officer


                                   LF STRATEGIC REALTY INVESTORS II L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C.
                                        as general partner

                                    By: /s/ John A.Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Managing Principal and
                                                Chief Financial Officer

                                   LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C.
                                        as general partner


                                    By: /s/ John A.Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Managing Principal and
                                                Chief Financial Officer


                                   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.


                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C.
                                        as general partner


                                    By: /s/ John A.Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Managing Principal and
                                                Chief Financial Officer


                                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                                    By: /s/ John A.Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Managing Principal and
                                                Chief Financial Officer


                                   LAZARD FRERES & CO. LLC


                                    By: /s/ Scott D. Hoffman
                                        ---------------------------------------
                                        Name:   Scott D. Hoffman
                                        Title:  Managing Director